Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SunEdison, Inc.:

We consent to the use of our report with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of SunEdison, Inc. (formerly MEMC Electronic Materials, Inc.) dated March 1, 2013, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in Note 2 to the consolidated financial statements, SunEdison, Inc. (formerly, MEMC Electronic Materials, Inc.) changed its method of accounting for multiple-element arrangements as of January 1, 2011 due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update 2009-13, Multiple-Deliverable Revenue Arrangements (an amendment to FASB Accounting Standards Codification Subtopic 605-25).

/s/  KPMG LLP

St. Louis, Missouri

September 8, 2013